Mail Stop 3561

May 12, 2008

Mr. Donald Trapp
Secretary
Friendly Energy Exploration
502 North Division Street
Carson City, NV 89703

> **Re: Friendly Energy Exploration**
> **Item 4.01 Form 8-K**
> **File No. 000-31423**

Dear Mr. Trapp:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Blaise Rhodes
Office of Beverages, Apparel and
Health Care Services